ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three and Nine Months ended September 30, 2025 and 2024

Q3 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$463.1	$327.2
Assets held for sale (Note 5)	229.7	—
Equity securities	46.3	24.0
Amounts receivable (Note 6)	31.2	46.7
Inventories (Note 7)	226.3	232.8
Other current assets	13.8	17.9
Total Current Assets	1,010.4	648.6

Non-Current Assets
Mineral property, plant and equipment (Note 8)	4,849.6	4,618.0
Deferred income taxes	29.9	12.2
Inventories (Note 7)	67.3	25.3
Other non-current assets	26.2	32.0
Total Assets	$5,983.4	$5,336.1

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 9)	$308.2	$233.0
Derivative liabilities (Note 10)	158.4	9.1
Deferred revenue (Note 11)	30.0	116.6
Income taxes payable	44.8	50.5
Liabilities held for sale (Note 5)	26.0	—
Current portion of lease liabilities	12.6	15.2
Current portion of decommissioning liabilities	8.5	6.5
Total Current Liabilities	588.5	430.9

Non-Current Liabilities
Deferred income taxes	790.0	760.6
Derivative liabilities (Note 10)	157.0	140.0
Debt and financing obligations (Note 12)	250.0	250.0
Lease liabilities	13.3	21.4
Decommissioning liabilities	141.5	145.1
Other non-current liabilities	4.3	3.9
Total Liabilities	1,944.6	1,751.9

EQUITY
Share capital (Note 13)	$4,146.6	$4,138.5
Contributed surplus	87.0	89.3
Accumulated other comprehensive loss	(4.9)	(37.4)
Deficit	(189.9)	(606.2)
Total Equity	4,038.8	3,584.2
Total Liabilities and Equity	$5,983.4	$5,336.1
Commitments (Note 8); Subsequent Events (Note 5)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
OPERATING REVENUES	$462.3	$360.9	$1,233.5	$971.1

COST OF SALES
Mining and processing	135.9	142.8	415.3	381.0
Royalties	6.2	3.5	18.6	9.1
Amortization	52.0	57.7	156.1	160.1
	194.1	204.0	590.0	550.2
EXPENSES
Exploration	5.0	8.8	19.0	21.2
Corporate and administrative	9.6	8.2	29.6	23.5
Share-based compensation (Note 13)	16.7	13.7	47.1	29.8
Reversal of impairment (Notes 5, 8)	(218.8)	(57.1)	(218.8)	(57.1)
	6.6	177.6	466.9	567.6
EARNINGS FROM OPERATIONS	455.7	183.3	766.6	403.5

OTHER EXPENSES
Finance income (expense) (Note 14)	1.2	(6.2)	1.2	(6.2)
Foreign exchange (loss) gain	(1.5)	2.0	(7.7)	1.4
Unrealized loss on commodity derivatives (Note 10)	(80.0)	(28.2)	(174.2)	(30.1)
Other loss (Note 15)	(3.9)	(9.7)	(7.1)	(23.6)
EARNINGS BEFORE INCOME TAXES	$371.5	$141.2	$578.8	$345.0

INCOME TAXES
Current income tax expense	(46.5)	(16.9)	(92.6)	(51.7)
Deferred income tax expense	(48.7)	(39.8)	(35.3)	(96.6)
NET EARNINGS	$276.3	$84.5	$450.9	$196.7

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(3.3)	(0.1)	7.1	(5.7)
Net change in fair value of fuel hedging instruments, net of taxes	—	(0.4)	—	(0.3)
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	19.5	6.6	28.4	25.0
Total other comprehensive income	$16.2	$6.1	$35.5	$19.0
COMPREHENSIVE INCOME	$292.5	$90.6	$486.4	$215.7

EARNINGS PER SHARE (Note 16)
– basic	$0.66	$0.20	$1.07	$0.49
– diluted	$0.65	$0.20	$1.07	$0.48
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
For the Nine Months Ended September 30, 2025 and 2024
(Unaudited - stated in millions of United States dollars)

	September 30, 2025	September 30, 2024
SHARE CAPITAL (Note 13)
Balance, beginning of the year	$4,138.5	$3,738.6
Issuance of shares related to Argonaut Gold Inc. ("Argonaut") acquisition (Note 4)	—	360.1
Issuance of shares related to Orford Mining Corporation ("Orford") acquisition (Note 8)	—	13.3
Issuance of shares related to share-based compensation	2.8	4.6
Issuance of shares related to dividend reinvestment plan ("DRIP")	2.2	4.3
Issuance of shares related to employee share purchase plan ("ESPP")	5.0	4.9
Transfer from contributed surplus of share-based compensation redeemed	1.0	2.6
Issuance of flow-through shares	—	6.5
Exercise of Orford warrants and options	1.1	1.3
Repurchase and cancellation of common shares (Note 13a)	(4.0)	—
Cancellation of unexchanged post-amalgamation shares	—	(2.1)
Balance, end of period	$4,146.6	$4,134.1

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.3	$88.6
Share-based compensation	2.7	4.3
Transfer to share capital of share-based compensation redeemed	(1.0)	(2.6)
Distribution of share-based compensation	(3.7)	(3.0)
Issuance of replacement warrants and options upon Orford acquisition	(0.3)	1.4
Balance, end of period	$87.0	$88.7

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of the year on currency hedging instruments	($5.3)	$6.4
Net change in fair value of currency hedging instruments, net of taxes	7.1	(5.7)
	$1.8	$0.7

Balance, beginning of the year on fuel hedging instruments	(0.2)	(0.1)
Net change in fair value of fuel hedging instruments, net of taxes	—	(0.3)
	($0.2)	($0.4)

Balance, beginning of the year on equity securities	($31.9)	($33.2)
Realized gain on sale of equity securities, reclassified to deficit, net of tax	(3.0)	(25.5)
Net change in unrealized gain on equity securities, net of taxes	28.4	25.0
	($6.5)	($33.7)
Balance, end of period	($4.9)	($33.4)

DEFICIT
Balance, beginning of the year	($606.2)	($876.8)
Dividends (Note 13(d))	(31.6)	(30.3)
Repurchase and cancellation of common shares (Note 13)	(6.0)	—
Cancellation of unexchanged shares (Note 13)	—	2.1
Reclassification of realized gain on disposition of equity securities, net of tax	3.0	25.5
Net earnings	450.9	196.7
Balance, end of period	($189.9)	($682.8)

TOTAL EQUITY	$4,038.8	$3,506.6
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
For the Three and Nine Months Ended September 30, 2025 and 2024
(Unaudited - stated in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$276.3	$84.5	$450.9	$196.7
Adjustments for items not involving cash:
Amortization	52.0	57.7	156.1	160.1
Reversal of impairment (Note 8)	(218.8)	(57.1)	(218.8)	(57.1)
Foreign exchange loss (gain)	1.5	(2.0)	7.7	(1.4)
Current income tax expense	46.5	16.9	92.6	51.7
Deferred income tax expense	48.7	39.8	35.3	96.6
Share-based compensation (Note 13)	22.5	13.7	58.0	29.8
Finance (income) expense	(1.2)	6.2	(1.2)	6.2
Unrealized loss on commodity derivatives	80.0	28.2	174.2	30.1
Deferred revenue recognized (Note 11)	(31.2)	—	(93.5)	—
Other items (Note 17)	(1.0)	4.9	(21.7)	5.6
Changes in working capital and taxes paid (Note 17)	(10.0)	(27.3)	(95.2)	(49.4)
	265.3	165.5	544.4	468.9
INVESTING ACTIVITIES
Mineral property, plant and equipment	(135.0)	(106.8)	(349.6)	(278.9)
Interest capitalized to mineral property, plant and equipment (Note 8)	(4.3)	—	(13.2)	—
Repurchase of royalty on Young-Davidson (Note 8)	—	—	(2.0)	—
Investment in Argonaut, net of cash acquired (Note 5)	—	6.7	—	(30.2)
Proceeds from disposition of equity securities	5.6	—	7.4	—
Investment in equity securities	—	(10.9)	(0.2)	(11.1)
Transaction costs arising on asset dispositions and acquisitions (Note 5, Note 8)	(0.2)	—	(0.2)	(1.0)
	(133.9)	(111.0)	(357.8)	(321.2)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility (Note 12)	—	250.0	—	250.0
Repayment of debt and accrued interest assumed on Argonaut acquisition	—	(308.3)	—	(308.3)
Dividends paid (Note 13)	(10.1)	(8.9)	(29.4)	(26.0)
Repurchase and cancellation of common shares (Note 13)	—	—	(10.0)	—
Credit facility transaction, standby fees and interest	(0.3)	(4.7)	(2.2)	(5.6)
Proceeds from the exercise of options and warrants	1.3	1.5	3.1	5.8
Lease payments	(4.3)	(5.4)	(12.6)	(5.4)
Proceeds of issuance of flow-through shares (Note 13)	—	—	—	10.5
	(13.4)	(75.8)	(51.1)	(79.0)
Effect of exchange rates on cash and cash equivalents	0.2	(0.7)	0.4	(1.9)
Net increase (decrease) in cash and cash equivalents	118.2	(22.0)	135.9	66.8
Cash and cash equivalents - beginning of period	344.9	313.6	327.2	224.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$463.1	$291.6	$463.1	$291.6
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2025 and 2024
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District (comprising the Island Gold and Magino mines) in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, the Lynn Lake project in Manitoba, Canada and the Puerto Del Aire (“PDA”) project in the Mulatos District.

2	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2024 except as follows:
Assets Held for Sale
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met: (i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and (ii) The sale of the non-current asset or disposal group is highly probable. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.
At September 30, 2025, the Company concluded that the announcement of the definitive sale agreement entered into in respect of the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey (the "Turkish Projects") (Note 5) met the criteria for classification as held for sale. Accordingly, the Turkish Projects were presented separately under current assets, and measured at the lower of the carrying amount and Fair Value Less Cost of Disposal ("FVLCD"), being its carrying amount. As well, a reversal of a previously recognized impairment of $218.8 million was recognized in respect of the Turkish Projects during the three months ended September 30, 2025, as the Company determined that the announcement of the definitive sale agreement comprised a reversal of impairment indicator.
At March 31, 2025, the Company concluded that the binding agreement entered into in respect of the sale of the Quartz Mountain gold project ("Quartz Mountain") (note 5) met the requirements for classification as an asset held for sale.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024, prepared in accordance with IFRS as issued by the IASB.
Changes in Accounting Standards not yet effective
In April 2024, the IASB announced IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements, which sets out presentation and disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes.

6	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
Further, operating expenses are presented directly on the face of the income statement – classified either by nature, by function, or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature.

IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The Company is assessing the impact of IFRS 18 on the consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is assessing the impact of these amendments on the consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2025.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025, the Company applied the critical estimates and judgements disclosed in Note 5 to the consolidated financial statements for the year ended December 31, 2024.

4	ACQUISITION OF ARGONAUT GOLD INC.
On July 12, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Argonaut not already held by Alamos ("Argonaut Transaction"). As part of the Argonaut Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico were spun out as a newly created junior gold producer named Florida Canyon Gold. Under the terms of the Transaction, shareholders of Argonaut received 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut ("exchange ratio").
Alamos issued approximately 20.4 million Class A Shares representing an equity value of $360.1 million on a fully diluted basis (exclusive of the shares previously held by Alamos). Additionally, the Company previously held a 13.8% interest in Argonaut as a result of a CAD$50 million private placement, entered into in contemplation of the acquisition, and which closed on April 4, 2024. The 13.8% interest was revalued as of the date of close and a fair value in respect of the equity investment of $58.9 million was recognized as part of the purchase consideration. A realized gain of $26.1 million, previously recognized in accumulated other comprehensive income was reclassified to retained earnings.
Concurrent with the closing of the Argonaut Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest in Florida Canyon Gold to 19.9%.
The Company has determined that the Argonaut Transaction represents a business combination, with Alamos identified as the acquirer. The results of operations have been consolidated with those of the Company from the date of acquisition.
Acquisition and integration related costs of $9.3 million were incurred during the year ended December 31, 2024.
During the second quarter of 2025, the Company finalized the purchase price allocation, which did not result in any adjustment to the preliminary values allocated to the net assets acquired.

7	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
The following table summarizes the final fair value of the total consideration transferred from Alamos shareholders and the fair value of the identified assets acquired and liabilities assumed:

Purchase price:
Fair value of 20.4 million Class A Common Shares issued by the Company (Note 13) (i)	$360.1
Fair value of 13.8% interest previously held in Argonaut (ii)	58.9
$419.0

Net assets acquired:
Cash and cash equivalents	$6.7
Receivables and other assets	6.2
Inventories	38.6
Mineral properties (Note 8)	307.3
Plant and equipment (Note 8) (iii)	683.2
Deferred tax asset	61.2
Accrued liabilities and other liabilities	(88.7)
Debt (iv)(v)	(299.7)
Other long term liabilities	(4.6)
Derivative hedge liabilities (Note 10) (vi)	(226.0)
Lease liabilities	(47.2)
Decommissioning liability	(18.0)
$419.0
1Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at September 30, 2024.
(i) The fair value the Class A Common Shares ("Common Shares") issued was determined using the Company's share price of C$24.02 and foreign exchange ratio of USD/CAD: 1.3616 at the close of transaction on July 12, 2024 (Note 13).
(ii) On July 12, 2024, the fair value of the 13.8% equity investment in Argonaut was bifurcated between the purchase price for the outstanding common shares of Argonaut and the cost base of the 19.99% equity investment in Florida Canyon Gold, based on the exchange ratio. The fair value on July 12, 2024 was determined using Argonaut's closing share price on July 12, 2024 of C$0.51; and foreign exchange ratio of USD/CAD: 1.3616.
(iii) Included in plant and equipment is $47.2 million of right-of-use assets (Note 8).
(iv) Debt is comprised of a term loan and revolving credit facility of $219.9 million, convertible debentures of $57.5 million, an obligation related to gold prepayment of $24.2 million and equipment financing loans of $2.7 million.
(v) During the third quarter of 2024, the Company repaid the term loan, revolving credit facility and accrued interest, the convertible debenture, the obligation related to gold prepayment, and certain other financial liabilities, totaling $308.3 million of cash payments.
(vi) The Company inherited Argonaut’s hedge book which included gold forward purchase contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold prepayment agreement ("gold prepayment"), in exchange for settlement of 179,417 ounces of the 2024 and 2025 forward sales contracts acquired from Argonaut (Note 11).

5	ASSETS HELD FOR SALE
Sale of Turkish Projects
On September 14, 2025, the Company announced that its wholly owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had entered into a definitive agreement to sell Doğu Biga Madencilik Sanayi ve Tic. A.Ş., its wholly owned Turkish subsidiary, which owns the Turkish Projects, consisting of Kirazli, Ağı Dağı and Çamyurt to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”), a mining company operating in the Republic of Türkiye, for total cash consideration of $470 million (the “Transaction”). The Purchase Price is payable by Tümad to Alamos as follows:
•$160 million payable upon closing of the Transaction;
•$160 million payable on the one-year anniversary of the closing of the Transaction; and
•$150 million payable on the two-year anniversary of the closing of the Transaction.

8	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

At September 30, 2025, the sale was considered highly probable; therefore, the Turkish Projects were classified as assets held for sale and presented separately under current assets. In connection with the Transaction, a reversal of a previously recognized impairment of $218.8 million was recognized in respect of the Turkish Projects during the three months ended September 30, 2025, as the Company determined that the announcement of the definitive sale agreement comprised a reversal of impairment indicator. The main assets and liabilities held for sale as at September 30, 2025 are as follows:

September 30, 2025
Plant and equipment	$0.3
Mineral properties	142.4
Exploration and evaluation assets	76.1
Deferred tax liability	(25.9)

On October 27, 2025, the Company completed the closing of the transaction with the receipt of $160 million in cash. On the one-year and two-year anniversaries of closing the Transaction, the Company will receive $160 million and $150 million, respectively. The anniversary payments are secured by bank guarantees provided by international financial institutions with investment grade ratings which were received on closing.
Sale of Quartz Mountain
On March 31, 2025, the Company entered into a binding agreement to sell its 100% interest in Quartz Mountain to Q-Gold Resources Ltd. ("Q-Gold") for consideration of up to $21.0 million and a 9.9% equity interest in Q-Gold. Quartz Mountain is an exploration project located in south-central Oregon. The Company determined that the sale of Quartz Mountain met the criteria of an asset held for sale as at March 31, 2025, and Quartz Mountain's carrying value of $10.9 million, being the lower of the carrying amount and FVLCD, was reclassified to current assets. The main assets held for sale include exploration and evaluation assets of $9.3 million and plant and equipment of $1.6 million.

On October 22, 2025, the Company completed the closing of the transaction with the receipt $2.85 million in cash and 13,924,702 common shares of Q-Gold, representing 9.99% of the issued and outstanding common shares of Q-Gold. The remaining consideration of up to $18.15 million will be payable in cash or common shares of Q-Gold, at Alamos’ election, and is comprised of $8.15 million of guaranteed payments to be paid over three years, and $10 million of milestone payments.

6	AMOUNTS RECEIVABLE

	September 30, 2025	December 31, 2024
Sales tax receivables
Canada	$16.5	$31.9
Mexico	10.1	9.9
Other	—	0.7
Other receivables	4.6	4.2
	$31.2	$46.7

7	INVENTORIES

	September 30, 2025	December 31, 2024
In-process precious metals	$103.6	$126.2
Ore in stockpiles	85.4	42.2
Dore, and refined precious metals	22.5	12.5
Parts and supplies	82.1	77.2
	$293.6	$258.1
Less: Long-term stockpiled ore inventory	(67.3)	(25.3)
	$226.3	$232.8
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year. As at September 30 2025, long term stockpiles are comprised of low-grade stockpiles at the Magino mine.

9	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

8	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment (iv)	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2023	$1,808.4	$3,357.5	$302.6	$5,468.5
Acquisition of Argonaut (Note 4)	683.2	307.3	—	990.5
Additions	83.2	303.8	33.4	420.4
Acquisition of Orford (ii)	—	—	21.1	21.1
Transfer of Lynn Lake assets[1]	—	175.7	(175.7)	—
Transfers	39.1	(39.1)	—	—
Revisions to decommissioning liabilities	7.5	(4.9)	—	2.6
Disposals	(23.9)	—	—	(23.9)
At December 31, 2024	$2,597.5	$4,100.3	$181.4	$6,879.2
Additions[2]	96.8	313.0	—	409.8
Reclassification to assets held for sale (Note 5)	(1.9)	(142.4)	(85.4)	(229.7)
Transfer of Puerto del Aire assets[3]	—	19.4	(19.4)	—
Disposals	(10.4)	—	—	(10.4)
At September 30, 2025	$2,682.0	$4,290.3	$76.6	$7,048.9

Accumulated amortization and impairment
At December 31, 2023	$880.2	$1,143.3	$84.9	$2,108.4
Amortization	122.9	99.3	—	222.2
Reversal of impairment (i)	(21.8)	(34.3)	—	(56.1)
Disposals	(13.3)	—	—	(13.3)
At December 31, 2024	$968.0	$1,208.3	$84.9	$2,261.2
Amortization	69.0	95.4	—	164.4
Reversal of impairment (Note 5)	(0.3)	(142.4)	(76.1)	(218.8)
Disposals	(7.5)	—	—	(7.5)
At September 30, 2025	$1,029.2	$1,161.3	$8.8	$2,199.3

Net carrying value
At December 31, 2024	$1,629.5	$2,892.0	$96.5	$4,618.0
At September 30, 2025	$1,652.8	$3,129.0	$67.8	$4,849.6
1.Lynn Lake was determined to have achieved technical feasibility and commercial viability as of December 31, 2024, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.
2. Included in additions is the repurchase of a royalty on the Young-Davidson mine of $2.0 million.
3. Puerto del Aire was determined to have achieved technical feasibility and commercial viability as of January 31, 2025, and was reclassified from an exploration and evaluation asset to a development stage asset following a mandatory impairment test.

10	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

The net carrying values and capital additions by segment (Note 18) are as follows:

	September 30, 2025		December 31, 2024
	Mineral Property, Plant and Equipment	Capital additions for the nine months ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,567.1	$58.4	$1,563.3	$87.5
Island Gold District	2,806.9	282.8	2,592.4	286.4
Mulatos	217.5	18.9	232.7	19.9
Corporate and other[2]	258.1	49.7	229.6	26.6
	$4,849.6	$409.8	$4,618.0	$420.4
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2.Corporate and other consists of corporate balances and exploration and development projects.
(i) Reversal of impairment
As at September 30, 2024, the Company identified an indication of impairment reversal for the Young-Davidson CGU driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of Argonaut, and performed an impairment assessment to determine the recoverable amount of the Young-Davidson CGU. The recoverable amount was determined to be greater than the carrying amount which resulted in a reversal of all previous impairments of $57.1 million, which was recorded to mineral property, plant and equipment and an intangible asset.
(ii) Acquisition of Orford
On April 3, 2024, the Company acquired all the issued and outstanding common shares of Orford not previously owned by the Company, by way of a plan of arrangement ("the Arrangement"). Under the terms of the Arrangement, Orford shareholders received 0.005588 of an Alamos share for each Orford share held. Prior to the closing of the Arrangement, the Company owned 61,660,902 Orford shares, which represented approximately 27.5% of Orford’s basic common shares outstanding. Total consideration for the acquisition was $20.7 million, including transaction costs of $1.0 million. The Orford mineral property has been recognized as part of the Corporate and Other reportable operating segment (Note 18).
(iii) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	1.0% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Magino	3% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim

(iv) Right-of-use assets ("ROU assets")

As part of the acquisition of Argonaut, the Company acquired ROU assets with a fair value of $47.2 million. Amortization during the nine months ended September 30, 2025 includes depreciation for ROU assets of $9.3 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $32.2 million as at September 30, 2025.

(v) Capitalized interest

For the three and nine months ended September 30, 2025, the Company capitalized interest of $6.0 million and $19.8 million, respectively related to qualifying capital expenditures at the Phase 3+ Expansion project, Lynn Lake and Puerto del Aire development assets (for the three and nine months ended September 30, 2024 - $1.3 million and $1.3 million, respectively), which had a weighted average borrowing rate of 6.40%..

11	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
(vi) Capital Commitments
The carrying value of construction in progress at September 30, 2025 was $583.1 million (December 31, 2024 - $417.9 million). As of September 30, 2025, the Company has $234.7 million in committed capital purchases (December 31, 2024 - $137.1 million).

9	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
Trade accounts payable and accrued liabilities	$230.1	$191.6
Royalties payable	6.2	4.7
Share-based compensation liability	71.4	34.2
Other	0.5	2.5
	$308.2	$233.0

10	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at September 30, 2025. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity)1.

	September 30, 2025		December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold forwards acquired from Argonaut not designated as hedging instruments [2]	—	(314.2)	—	(140.0)
Fair value through OCI
Equity securities	46.3	—	24.0	—
Currency derivatives designated as hedging instruments[3]	—	0.5	—	(9.0)
Fuel options designated as hedging instruments	—	(0.1)	—	(0.1)
	$46.3	($313.8)	$24.0	($149.1)
1The Company did not hold any financial instruments classified as Level 3 as at September 30, 2025 and December 31, 2024.
2 The current portion of the Argonaut gold forwards as at September 30, 2025 is $157.2 million with the remaining balance recognized as long-term on the condensed interim consolidated statements of financial position (December 31, 2024 -$nil current portion).
3On a gross basis, total derivatives recognized as at September 30, 2025 consist of total assets of $1.6 million included in other current assets and total liabilities of $315.4 million included in current and non-current derivative liabilities on the interim consolidated statements of financial position.
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the nine months ended September 30, 2025.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

12	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
Derivative Instruments designated as cash flow hedges

Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and nine months ended September 30, 2025 recorded in accumulated other comprehensive loss is:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Balance, beginning of the period	$5.1	$0.8	($5.3)	$6.4
Change in value on currency instruments	(3.0)	(0.4)	10.4	(6.0)
Less: realized (gain) loss on CAD currency instruments	(0.2)	—	0.9	—
Less: realized (gain) loss on MXN currency instruments	(1.1)	0.3	(1.8)	(1.6)
Deferred income tax related to hedging instruments	1.0	—	(2.4)	1.9
	$1.8	$0.7	$1.8	$0.7
For the three and nine months ended September 30, 2025 the Company did not recognize any ineffectiveness on the hedging instruments.
The open contracts, which settle on a monthly basis, are summarized as at September 30, 2025:
Canadian Dollar contracts

Period covered	Contract type	Contracts (CAD$ millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2025	Collars[1]	177.0	1.36	1.42
2026	Collars[2]	372.0	1.34	1.40
Mexican Peso contracts

Period covered	Contract type	Contracts (MXN$ millions)	Average minimum rate (USD/MXN)	Average maximum rate (USD/MXN)
2025	Collars[3]	420.0	19.47	22.54
2026	Collars	360.0	18.78	20.58
1 53% of the 2025 collars have barriers which average to USD/CAD1.45 to allow further participation in the scenario of weakening Canadian dollar. If the barriers get triggered, the maximum average rate for those collars will be at 1.39.
2 52% of the 2026 collars have barriers which average to USD/CAD1.43 to allow further participation in the scenario of weakening Canadian dollar. If the barriers get triggered, the maximum average rate for those collars will be at 1.38.
3 54% of the collars have barriers which average to USD/MXN 23.36 to allow further participation in the scenario of weakening Mexican Peso. If the barriers get triggered, the maximum average rate for those collars will be at 20.85.

The fair value of these contracts was an asset of $0.5 million as at September 30, 2025 (December 31, 2024 - liability of $9.0 million).

13	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
The effective portion of the changes in fair value of the fuel contracts for the three and nine months ended September 30, 2025 recorded in accumulated other comprehensive loss is:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Balance, beginning of the period	($0.2)	$—	($0.2)	($0.1)
Change in value on fuel contracts	—	(0.6)	—	(0.5)
Less:realized gain on fuel contracts	0.1	0.1	0.1	0.1
Deferred income tax related to fuel contracts	—	0.1	—	0.1
	($0.1)	($0.4)	($0.1)	($0.4)
As at September 30, 2025, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totaling 504,000 gallons, ensure a minimum purchase call option of $2.46 per gallon and a maximum average sold put options of $2.29 per gallon, regardless of the movement in fuel prices during 2025. The Company also held collars totaling 630,000 gallons, which ensures a minimum purchase call option of $2.35 per gallon and a maximum average sold put options of $2.16 per gallon, regardless of the movement in fuel prices during 2026. As at September 30, 2025, the fair value of these contracts was a liability of $0.1 million (December 31, 2024 - liability of $0.1 million).
Derivative Instruments not designated as cash flow hedges
Legacy Argonaut gold forward contracts
As at September 30, 2025, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, have an average forward price of $1,821 per ounce. These forward contracts mature monthly throughout 2026 and the first half of 2027. The fair value of these contracts was a liability of $314.2 million at September 30, 2025 (December 31, 2024 - liability of $140.0 million).
Realized (loss) gain on financial instruments
The Company did not realize any gains or losses on gold contracts in the three or nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - realized loss of $3.5 million and $4.1 million, respectively).
Unrealized (loss) gain on financial instruments
The Company recorded an unrealized loss of $80.0 million and $174.2 million for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - unrealized loss of $28.2 million and $30.1 million). The unrealized loss recognized in the three and nine months ended September 30, 2025 is fully attributable to the Argonaut legacy hedges. The Company has elected to not apply hedge accounting to these forward contracts, with changes in fair value recorded in net earnings.

14	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

11	DEFERRED REVENUE

Deferred Revenue
At December 31, 2023	$—
Advanced consideration from gold sale prepayment agreement, net of transaction costs	111.1
Accretion expense	5.5
At December 31, 2024	$116.6
Deferred revenue recognized	(93.5)
Accretion expense	6.9
At September 30, 2025	$30.0
On July 15, 2024, the Company entered into a gold sale prepayment agreement, the proceeds of which were used to settle all of the 2024 and 2025 forward gold sale contracts acquired as part of the Argonaut Transaction (Note 4) which totaled 179,417 ounces with an average price of $1,838 per ounce. Under the terms of the gold prepayment, Alamos received advance consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on the average forward curve price of $2,524 per ounce.
During the nine months ended September 30, 2025, 37,037 ounces were physically delivered relating to the gold sale prepayment agreement.
During the three and nine months ended September 30, 2025, accretion expense of $1.9 million and $6.9 million was capitalized (three and nine months ended September 30, 2024- $nil) (Note 8).

12	DEBT

	September 30, 2025
	Nominal Amount	Carrying Amount	Fair Value
Revolving Credit Facility (i)	$250.0	$250.0	$250.0
(i) Revolving credit facility ("Facility")
During 2024, the Company drew down $250.0 million from the Facility, which remains outstanding as at September 30, 2025.

On February 18, 2025, the Company amended the terms of the Facility to upsize the amount from $500.0 million to $750.0 million, adjusted the interest rates and standby fees charged and extended the term by one year. Under the new terms, the Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.45% on drawn amounts and stand-by fees of 0.29% on undrawn amounts. The Facility matures on February 20, 2029. The Company has $500.0 million available under the Facility which remains undrawn as at September 30, 2025.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2025, the Company is in compliance with all covenants.

15	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

13	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Common Shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2023	396,956,984	$3,738.6
Shares issued through:
Argonaut acquisition (Note 4)	20,423,051	360.1
Share-based compensation plans	1,006,149	8.6
Orford acquisition (Note 8)	908,689	13.3
Flow-through share financing (ii)	451,990	6.5
DRIP (iii)	349,088	5.8
ESPP (iv)	401,537	6.3
Exercise of Manitou and Orford replacement warrants and stock options	88,308	1.4
Cancellation of unexchanged shares	(220,745)	(2.1)
Outstanding at December 31, 2024	420,365,051	$4,138.5
Shares issued through:
Share-based compensation plans	329,646	3.8
DRIP (iii)	79,627	2.2
ESPP (iv)	204,025	5.0
Exercise of Orford replacement stock options	57,141	1.1
Shares repurchased and cancelled (i)	(398,200)	(4.0)
Outstanding at September 30, 2025	420,637,290	$4,146.6

(i) Normal Course Issuer Bid
In December 2024, the Company renewed its NCIB permitting the purchase for cancellation of up to 18,605,661 common shares, representing 5% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2025. For the nine months ended September 30, 2025, the Company repurchased and canceled 398,200 Common Shares at a cost of $10.0 million or $25.11 per share. The Company recognized a $4.0 million reduction in share capital and $6.0 million was recognized as a reduction to deficit (nine months ended September 30, 2024 - nil).
(ii) Flow-through share financing

During the second quarter of 2024, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 451,990 Common Shares for gross proceeds of CAD $14.4 million, net of fees.
(iii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the nine months ended September 30, 2025, the Company issued 79,627 shares pursuant to the DRIP, valued at $2.2 million (nine months ended September 30, 2024, issued 269,890 shares, valued at $4.3 million).

(iv) ESPP
The Company has an ESPP which enables employees to purchase Class A common shares through payroll deductions. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month, or the shares may be purchased for plan participants in the open market. During the nine months ended September 30, 2025, the Company issued 204,025 shares from treasury pursuant to the Employee Share Purchase Plan, valued at $5.0 million (nine months ended September 30, 2024 - 322,635 shares valued at $4.9 million).

16	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

(b) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2023	2,766,377	$9.32
Granted	471,177	16.07
Exercised	(1,006,149)	7.94
Outstanding at December 31, 2024	2,231,405	$11.37
Granted	275,485	33.59
Exercised	(329,646)	11.06
Forfeited	(55,072)	14.27
Outstanding at September 30, 2025	2,122,172	$14.23
During the nine months ended September 30, 2025, the weighted average share price at the date of exercise for stock options exercised was CAD $38.11 (for the nine months ended September 30, 2024, the average share price when options were exercised was CAD $22.28 per share).
Stock options granted
During the nine months ended September 30, 2025, the Company granted 275,485 stock options (for the nine months ended September 30, 2024 - 471,177). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the nine months ended:	September 30, 2025	September 30, 2024
Weighted average share price at grant date (CAD$)	33.59	16.07
Average risk-free rate	2.46%	3.77%
Average expected dividend yield	0.43%	0.78%
Average expected stock price volatility (based on historical volatility)	37%	40%
Average expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	9.5	5.08
Stock options outstanding and exercisable as at September 30, 2025:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.58 - $7.00	25,167	6.58	0.4	25,167	6.58
$7.01 - $8.00	293,745	7.63	1.3	293,745	7.63
$8.01 - $11.00	816,933	9.46	2.8	816,933	9.46
$11.01 - $15.00	299,522	14.05	4.4	167,052	14.05
$15.01 - $23.83	411,320	16.09	5.4	111,731	16.12
$23.84 - $36.72	275,485	33.59	6.4	—	—
	2,122,172	$14.23	3.8	1,414,628	$10.10

17	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT
(c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
Granted	719,978	93,546	348,474
Forfeited	(195,159)	—	(63,254)
Settled	(524,965)	—	(412,713)
Outstanding units, December 31, 2024	1,911,592	1,106,780	1,031,795
Granted	393,592	54,421	194,397
Forfeited/expired	(139,951)	—	—
Settled	(99,763)	(330,735)	(399,966)
Outstanding units, September 30, 2025	2,065,470	830,466	826,226
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average fair value of the RSUs, DSUs and PSUs granted during the nine months ended September 30, 2025 was $33.58, $34.00 and $33.59 per unit, respectively (nine months ended September 30, 2024 - $16.61, $16.41, and $16.07 per unit, respectively).

(d) Share-based compensation expense

For the three and nine months ended September 30, 2025, total share-based compensation expense recognized in the Condensed Interim Consolidated Statements of Comprehensive Income relating to the Company's long-term incentive plans was $22.5 million and $58.0 million, respectively (three and nine months ended September 30, 2024 - $13.7 million and $29.8 million, respectively), of which $5.8 million and $10.9 million was included in cost of sales (three and nine months ended September 30, 2024 - $nil). For the three and nine months ended September 30, 2025, $0.9 million and $2.1 million of share-based compensation expense was capitalized to mineral property, plant and equipment (three and nine months ended September 30, 2024 - $nil).

The impact of mark-to-market adjustments on the share-based compensation expense recognized in the Condensed Interim Consolidated Statements of Comprehensive Income arising from the change in the Company's share price for the three and nine months ended September 30, 2025 and 2024 was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Increase in share-based compensation expense due to mark-to-market adjustments (1)	$19.1	$9.6	$34.7	$15.6
(1) Of the total increase in share-based compensation expense due to mark-to market adjustments, $5.3 million and $9.3 million was included in cost of sales for the three and nine months ended September 30, 2025 (three and nine months ended September 30, 2024 - $nil).
e) Dividends
During the nine months ended September 30, 2025, the Company declared dividends totaling $31.6 million, of which $29.4 million were paid in cash (nine months ended September 30, 2024 - $26.0 million in cash). The remaining $2.2 million were issued in the form of common shares pursuant to the Company's DRIP (nine months ended September 30, 2024 - $4.3 million in shares).

18	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

14	FINANCE INCOME (EXPENSE)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Interest expense (i)	($0.2)	($3.5)	($1.4)	($5.2)
Lease liability interest	—	(1.3)	—	(1.3)
Accretion on reclamation provision	(2.4)	(2.6)	(7.0)	(6.6)
Interest income	3.9	3.7	9.8	9.4
Other	(0.1)	(2.5)	(0.2)	(2.5)
	$1.2	($6.2)	$1.2	($6.2)
(i) During the three and nine months ended September 30, 2025, $6.0 million and $19.8 million of interest was capitalized in mineral property, plant and equipment (three and nine months ended September 2024 - $1.3 million and $1.3 million, respectively). Capitalized interest is inclusive of non-cash accretion on deferred revenue (Note 11). Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2025 was $4.6 million and $14.1 million, respectively (three and nine months ended September 30, 2024 - $3.2 million). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.40%.

15	OTHER LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Turkish Projects care and maintenance and arbitration costs	($0.2)	($1.7)	($2.7)	($4.3)
Transaction costs arising on sale of Turkish Projects (note 5)	(0.9)	—	(0.9)	—
Loss on disposal of assets	(1.8)	(3.3)	(2.9)	(8.0)
Transaction and integration costs arising on the Argonaut Transaction (Note 4)	—	(3.4)	—	(9.2)
Other	(1.0)	(1.3)	(0.6)	(2.1)
	($3.9)	($9.7)	($7.1)	($23.6)

19	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

16	EARNINGS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net earnings	$276.3	$84.5	$450.9	$196.7
Weighted average number of common shares outstanding (in thousands)	420,500	417,147	420,463	404,127
Basic earnings per share	$0.66	$0.20	$1.07	$0.49

Dilutive effect of potential common share equivalents (in thousands)	2,280	2,641	2,214	2,446

Diluted weighted average number of common shares outstanding (in thousands)	422,780	419,788	422,677	406,573
Diluted earnings per share	$0.65	$0.20	$1.07	$0.48
The following table lists the share units excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $39.32 and CAD $36.20 for the three and nine months ended September 30, 2025 (CAD $25.06 and CAD $21.19 for the three and nine months ended September 30, 2024) or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2025	2024	2025	2024
Stock options	—	—	12	4

17	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Amounts receivable	$7.8	$5.2	$15.0	$19.4
Inventory	(13.3)	16.9	(27.5)	51.9
Prepaid expenses	6.4	1.6	4.7	4.9
Accounts payable and accrued liabilities	7.5	(36.7)	3.5	(50.8)
Cash taxes paid	(18.4)	(14.3)	(90.9)	(74.8)
	($10.0)	($27.3)	($95.2)	($49.4)

20	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

Other items:	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Employee share purchase plan contributions	$1.5	$1.6	$3.7	$3.9
Reclamation activities	(3.3)	(2.8)	(11.0)	(7.7)
Distribution of share-based compensation	(4.9)	(0.4)	(25.9)	(6.5)
Interest received	3.9	3.6	9.8	9.2
Loss on disposal of assets	1.8	3.3	2.9	8.0
Reduction of obligation to renounce flow-through exploration expenditures	—	(1.4)	(1.4)	(1.4)
Other items	—	1.0	0.2	0.1
	($1.0)	$4.9	($21.7)	$5.6

18	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. During the third quarter of 2025, the Island Gold and Magino operating segments were combined to form a single operating segment following the publication of a new combined life of mine plan and continued consolidation of the Island Gold District's operations and reporting which integrated their milling operations and unified their revenue streams. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson, Island Gold and Magino mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico.
Significant information relating to the Company's reporting operating segments is as follows:

For the Three Months Ended September 30, 2025
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2,3]	Total
Operating revenues	$130.0	$213.0	$130.8	($11.5)	$462.3
Cost of sales
Mining and processing	45.5	59.2	31.2	—	135.9
Royalties	2.1	2.8	1.3	—	6.2
Amortization	17.6	21.4	13.0	—	52.0
	65.2	83.4	45.5	—	194.1
Expenses
Exploration	0.2	1.0	—	3.8	5.0
Corporate and administrative	—	—	—	9.6	9.6
Share-based compensation	—	—	—	16.7	16.7
Reversal of impairment (note 5)	—	—	—	(218.8)	(218.8)
Earnings from operations	$64.6	$128.6	$85.3	$177.2	$455.7
Finance income					1.2
Foreign exchange loss					(1.5)
Unrealized loss on commodity derivatives					(80.0)
Other loss					(3.9)
Earnings before income taxes					$371.5

21	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

For the Nine Months Ended September 30, 2025
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2,3]	Total
Operating revenues	$357.3	$575.8	$325.4	($25.0)	$1,233.5
Cost of sales
Mining and processing	138.3	174.7	102.3	—	415.3
Royalties	5.6	9.7	3.3	—	18.6
Amortization	51.6	66.8	37.7	—	156.1
	195.5	251.2	143.3	—	590.0
Expenses
Exploration	2.1	3.8	6.5	6.6	19.0
Corporate and administrative	—	—	—	29.6	29.6
Share-based compensation	—	—	—	47.1	47.1
Reversal of impairment (note 5)	—	—	—	(218.8)	(218.8)
Earnings from operations	$159.7	$320.8	$175.6	$110.5	$766.6
Finance income					$1.2
Foreign exchange loss					(7.7)
Unrealized loss on commodity derivatives					(174.2)
Other loss					(7.1)
Earnings before income taxes					$578.8

For the Three Months Ended September 30, 2024
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$106.0	$132.1	$122.8	—	360.9
Cost of sales
Mining and processing	43.7	$51.7	47.4	—	142.8
Royalties	1.6	$1.3	0.6	—	3.5
Amortization	18.6	18.9	20.2	—	57.7
	63.9	71.9	68.2	—	204.0
Expenses
Exploration	0.8	$1.6	3.5	2.9	8.8
Corporate and administrative	—	—	—	8.2	8.2
Share-based compensation	—	—	—	13.7	13.7
Reversal of impairment (note 8)	(57.1)	—	—	—	(57.1)
Earnings (loss) from operations	98.4	58.6	51.1	(24.8)	183.3
Finance expense					(6.2)
Foreign exchange gain					2.0
Unrealized loss on commodity derivatives					(28.2)
Other loss					(9.7)
Earnings before income taxes					$141.2

22	Alamos Gold Inc.

Q3 2025 FINANCIAL REPORT

For the Nine Months Ended September 30, 2024
	Young-Davidson	Island Gold District	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$294.8	$296.2	$380.1	—	$971.1
Cost of sales
Mining and processing	135.9	$94.3	150.8	—	381.0
Royalties	4.4	$2.8	1.9	—	9.1
Amortization	55.7	38.9	65.5	—	160.1
	196.0	136.0	218.2	—	550.2
Expenses
Exploration	2.1	$4.3	10.7	4.1	21.2
Corporate and administrative	—	—	—	23.5	23.5
Share-based compensation	—	—	—	29.8	29.8
Reversal of impairment (note 8)	(57.1)	—	—	—	(57.1)
Earnings (loss) from operations	153.8	155.9	151.2	(57.4)	403.5
Finance expense					(6.2)
Foreign exchange gain					1.4
Unrealized loss on commodity derivatives					(30.1)
Other loss					(23.6)
Earnings before income taxes					$345.0
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, and mines in reclamation.
3 Includes the impact on revenues of delivering ounces into the Company's gold sale prepayment arrangement (Note 11).

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Young-Davidson	$1,773.6	$1,758.6	$496.4	$459.8
Island Gold District	3,042.2	2,756.6	598.1	572.4
Mulatos[1]	589.7	540.9	138.2	160.4
Corporate/other[2]	577.9	280.0	711.9	559.3
Total assets and liabilities	$5,983.4	$5,336.1	$1,944.6	$1,751.9
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation.

23	Alamos Gold Inc.